# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global Ship Lease, Inc., CIK 0001430725
CUSIP: Y27183600
Title of class of securities: Common - Class A
Address of issuer's principal executive offices: C/O GSL ENTERPRISES LTD., 9 IRODOU ATTIKOU STREET, KIFISIA, ATHENS, Greece (J3), 14561
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000814375

## Reporting persons
- DONALD SMITH & CO., INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,520,032; shared voting power 0; sole dispositive power 1,559,222; shared dispositive power 0; aggregate amount beneficially owned 1,578,182 (4.4% of the class)
- DSCO Value Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 18,960; shared voting power 0; sole dispositive power 18,960; shared dispositive power 0; aggregate amount beneficially owned 1,578,182 (4.4% of the class)

## Item 1. Issuer
Name of issuer: Global Ship Lease, Inc.
Address of issuer's principal executive offices: C/O GSL ENTERPRISES LTD., 9 IRODOU ATTIKOU STREET, KIFISIA, ATHENS, GREECE, 14561

## Item 2. Person Filing
Name of person filing: Donald Smith & Co., Inc.
Address of principal business office or, if none, residence:
152 West 57th Street, 29th Floor
New York, NY 10019
Citizenship: A Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,578,182
Percent of class: 4.39%
Sole power to vote or to direct the vote:
SOLE POWER TO VOTE:
Donald Smith & Co., Inc. 1,520,032
DSCO Value Fund, L.P. 18,960
Shared power to vote or to direct the vote: SEE ITEM 6
Sole power to dispose or to direct the disposition:
SOLE POWER TO DISPOSE:
Donald Smith & Co., Inc. 1,559,222
DSCO Value Fund, L.P. 18,960
Shared power to dispose or to direct the disposition: SEE ITEM 6

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Donald Smith & Co., Inc. IA
DSCO Value Fund, L.P. PN

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DONALD SMITH & CO., INC.: Richard L. Greenberg, CEO and Co-CIO (05/13/2026)
- DSCO Value Fund, L.P.: Richard L. Greenberg, CEO and Co-CIO (05/13/2026)